

Mail Stop 3233

August 4, 2017

Via E-mail
Jay Morrison
Chief Executive Officer and Chief Financial Officer
Tulsa Real Estate Fund, LLC
2221 Peachtree Road NE, Suite D380
Atlanta, GA 30309

> **Re:** **Tulsa Real Estate Fund, LLC**
> **Amendment No. 1 to Draft Offering Statement on Form 1-A**
> **Submitted July 7, 2017**
> **CIK No. 0001704303**

Dear Mr. Morrison:

We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 25, 2017 letter.

General

1. We note your response to comment 1 of our prior letter. In response to our comment, you state that the members of management have not conducted similar programs to the one contemplated by the offering circular. Please advise whether the members of your management have conducted any programs investing in real estate. To the extent your managers have conducted other programs investing in real estate, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure is not appropriate. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06, Item 7(c) of Part II of Form 1-A, and CF Disclosure Guidance Topic No. 6.

2.   We note your response to comment 3 of our prior letter and your disclosure regarding your share redemption policy. Please note that we have referred this disclosure to the Office of Mergers & Acquisitions for further review.

3.   We note your revised disclosure on page 39 that in addition to the Class A Interests in the company being offered in the offering statement, the company has outstanding Class B Interests that will maintain a 50% interest in the company. Please include a Dilution section as required by Item 5 of Form S-11 and Item 506 of Regulation of S-K.

Cover Page of Offering Statement

4.   We note your response to comment 5 of our letter. In response to our comment, you revised your disclosure to state that investors may start funding their investment account with as little as $50, but it will not be accepted until they reach $500, and that they may redeem these amounts at any time prior to reaching $500. We also note that you state that management, in its discretion may accept subscriptions for a lesser amount. Please clarify whether an individual will be notified if the management determines to accept a lesser amount and whether they will have a chance to redeem their shares if management determines to accept a lesser amount.

5.   We note your disclosure that you are offering 50,000 Class A Interests at $50 per Interest. Please reconcile this amount with your use of proceeds table.

6.   Please disclose on the cover page the net proceeds you will receive in the offering on a per unit basis and for the total amount of the offering. Also, since this offering is a minimum/maximum offering, please show this information based on the total minimum and the total maximum amount of the offering. See Item 3(a) of Part I, of Form S-11 and Item 501(b)(3) of Regulation S-K.

7.   We note your disclosure on the cover page that funds raised in the offering will be deposited into a segregated account and that this will not be an escrow account. Please reconcile this disclosure with the statement on page 19 that all subscription funds will be deposited into the Company's escrow account.

Determination of Offering Price, page 19

8.   We note your disclosure in this section and in the section Offering Price Factors on page 39 that the price per Interests value will be the $50 per Interests for a total of $50 million. Please revise to explain this statement in light of the outstanding Class B Interests or advise us why such revision is not necessary.

Use of proceeds, page 20

9.   We note your revised disclosure in footnote 1 to the Use of Proceeds table in response to prior comment 6. The updated footnote is not consistent with your disclosure on page 22 where you state that you will pay the offering expenses of $60,000 regardless of the amount of Class A Interests you sell. Please revise your disclosure to address this discrepancy.

Milestones, page 33

10.   We note your response to comment 14 of our letter. Please update your disclosure in this section as appropriate.

Summary of Operating Agreement, page 35

11.   Please clearly disclose how the rights of holders of the Class A Interests are limited or qualified by the rights of the holders of the Class B Interests. See Item 202(a)(4) of Regulation S-K.

12.   We note your reference to a three-time felon in the description of the business experience of Jay Morrsion. Please advise us of the dates of these convictions and whether they were within 10 years of the filing date of the offering statement. See Rule 262 of Regulation A.

Certain Relationships and Related Party Transactions, page 41

13.   We note your disclosure that you have issued 100% of the Class B Interests to your Manager. Please include the disclosure required by Item 404(a) of Regulation S-K.

        You may contact Isaac Esquivel at (202)551-3395 or Shannon Sobotka at (202)551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3233 with any other questions.

                                        Sincerely,

                                        /s/ Tom Kluck

                                        Tom Kluck
                                        Legal Branch Chief
                                        Office of Real Estate and
                                        Commodities

cc: Jillian Sidoti, Esq. (*via e-mail*)